                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  0-13976
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  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 10-K
  / / Form 20-F                   /X/ Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:   March 31, 2001
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant AKORN, INC.
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Former name if applicable
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 2500 Millbrook Drive
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Address of principal executive office (Street and number)


 Buffalo Grove, Illinois 60089
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City, state and zip code

                                    PART II.
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will
/X/ be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                                  SEE ATTACHED

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Mr. Kevin Harris                        (847)                     279-6188
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X / Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  AKORN, INC.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 2001        By /s/ Kevin M. Harris
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          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                   AKORN, INC.

                  FORM 12b-25 WITH RESPECT TO QUARTERLY REPORT
                ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001

                            PART III & IV NARRATIVE



The subject Quarterly Report on Form 10-Q of Akorn, Inc. ("the Company") for the quarter ended March 31, 2001, could not be filed without unreasonable effort or expense. On March 21, 2001, the Company announced the appointment of a new Chief Executive Officer and Chief Financial Officer. Subsequently, the Company also named a new Chief Information Officer and a new Vice President of Operations. The Company also undertook a conversion of its information system during the first quarter of the year. These recent management changes coupled with system conversion issues have forced the Company to delay the filing of the Quarterly Report on Form 10-Q.

The Company is also evaluating the adequacy of a number of financial reserves including the Chargeback Reserve, Rebate Reserve, Bad Debt Reserve, Returned Goods Reserve and the Inventory Obsolescence Reserve. Further the Company will recognize charges related to the discontinuance of one of its products. Additionally, such required adjustments may impact certain covenants which the Company has with its lenders which may require additional covenant relief. It is expected that these changes will be significant and have a material adverse impact on the earnings of the Company. The magnitude of the adjustments is still being evaluated by the Company and its auditors. However, the net loss for the quarter is estimated to be between $10 and $15 million.

The Company will file its Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date.